April 7, 2006

Mail-Stop 4561
Via facsimile and U.S. Mail
Mr. Carl G. Verboncoeur
Chief Executive Officer and Treasurer
Rydex Investments
9601 Blackwell Road, Suite 500
Rockville, Maryland 20850

	Re:   CurrencyShares British Pound Sterling Trust (333-
132361)
                     CurrencyShares Australian Dollar Trust (333-
132362)
                     CurrencyShares Canadian Dollar Trust (333-
132363)
                     CurrencyShares Mexican Peso Trust (333-
132367)
                     CurrencyShares Swedish Krona Trust (333-
132366)
                     CurrencyShares Swiss Franc Trust (333-132364)
                     Forms S-1
                     Filed March 17, 2006

Dear Mr. Verboncoeur:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General Comments
1. Make corresponding changes to the other CurrencyShares documents.
2. Revise the chart on the Creation and Redemption Processes to show the shares being redeemed as part of the redemption process or advise how it works without shares being redeemed.
3. Pursuant to the Sarbanes -Oxley Act of 2002 and Rule 10A-3 promulgated thereunder the staff has the following questions related to the issuer, Rydex Specialized Products LLC. Please provide an analysis of the issuer`s obligation under Exchange Act rule 10A-3(b).
In this regard, please advise as to your position regarding whether the Trust or the LLC are subject to Rule 10A-3(b) and if so, advise as to your position as to whether either entity has an exception under Rule 10A-3(c) and whether any such exception applies to one or both entities.
Prospectus Summary
Trust Structure, page 2
4. Revise the first paragraph to indicate how management expects the
Trust to earn income for investors or alternately, how shareholders may earn income on their investments. For example, the Trust will earn income for investors, besides the interest earned on the investment, only if the dollar declines in value against the British
Pound. If earning income for shareholders is not the objective, so state.
5. Revise the third paragraph (one sentence) or the last paragraph of this section, to more fully describe the Distributor, its affiliation to the Sponsor, its compensation, and other material terms of any agreement between the Distributor, the Sponsor, the Trust, Trustee, or Authorized Participants. In addition, provide a cross-reference to a more complete description of the Distributor and to any Agreement filed as an exhibit to the registration statement.

The Offering
Interest on Deposits, page 4
6. Revise to define SONIA and provide a comparison to US Prime Rate or another widely used index.
7. Supplementally advise the staff if the Depository has any other relationships with the Sponsor or the Distributor. If so, please describe. In addition, advise the staff as to whether there are any tying arrangements between the parties.

Net Asset Value, page 4
8. Revise to disclose how shareholders will be notified that an alternative NAV valuation is being used and a description of the alternative valuation methodology.

Risk Factors, page 9
9. Revise the second risk on page 12, "Shareholders may incur significant fees ..." to reconcile this disclosure with that on page
7 (Termination Events). Herein it states that shareholders will receive Pounds Sterling upon termination while page 7 indicates Trustee will sell the Pounds and distribute dollars to shareholders.

Overview of the Foreign Exchange Industry, page 18
10. The staff notes many statements of fact without citing the source of the information. For example, the first entire first paragraph is without a source. Please revise the entire section to disclose the source of the facts stated or indicate that the statements are management`s beliefs.

The British Pound Sterling, page 20
11. The staff notes many statements of fact without citing the source of the information. For example, the first entire first paragraph is without a source. Please revise the entire section to disclose the source of the facts stated or indicate that the statements are management`s beliefs.
Description of the Trust, page 24
12. Revise the fourth paragraph to disclose who will earn the $500 fee, e.g., the shareholders, the Trustee, etc.

The Sponsor, page 27
13. We note that you have entered into an arrangement with M7 Ventures, LLC. Please revise to quantify the fees to be paid to M7
Ventures and the nature of the services being performed. In addition, file the agreement as an exhibit in the next pre-effective amendment.

The Distributor, page 27
14. Revise to quantify the fees to be paid and disclose who will ultimately pay the fees, e.g., the shareholders through the fees paid by the Trust.

Description of the Deposit Account Agreement, page 28
15. Revise to clearly disclose when interest will start to be earned on created baskets (disclose whether there is a time lag between basket creation and deposit) and whether or not interest will be earned on interest earned but not yet paid to shareholders and the time lag between Trustee deposits in the secondary account and payments to shareholders.

The Trustee, page 34
16. Supplementally cite for the staff the Registrant`s and/or
Trustee`s exemption from the Trust Indenture Act of 1939.

Legal Matters, page 49
17. We note your disclosure of the fee arrangement between M7
Ventures and Foley & Lardner, LLP, which is based upon NAV of the trust. Please revise to specifically disclose how these fees are derived (i.e. 20 bps) and quantify the fees paid.

Form of Statement of Financial Condition, page F-3
18. As the Trust becomes operational, please revise your future filings to separately present the balance of British Pound
Sterling
Deposits held in the interest bearing account and the balance held in the non-interest bearing account.

Notes to Financial Statements
Note 2: Significant Accounting Policies
C. Foreign Currency Translation, page F-5
19. We note that you have determined the British Pound Sterling to be the functional currency of the Trust. Please provide us with your analysis of how you made this determination. In your response, please address the following:

a) The Sponsor fee is accrued based upon 0.4% of the British Pound Sterling in the Trust. Please tell us the currency in which this payment will be denominated.

b) We note that certain costs may be incurred which will require settlement in US Dollars. Please tell us the magnitude of costs which are anticipated to require settlement in US Dollars, and how this was considered in your functional currency determination.

c) We note that in the event that the interest deposited exceeds the sum of the Sponsor`s fee for the prior month plus other Trust expenses, if any, the Trustee will convert the excess into US Dollars at a prevailing market rate and distribute the US Dollars to shareholders. Please tell us how this was considered in your determination of the functional currency.

D. Federal Income Taxes, page F-5
20. We note that the last four paragraphs of your Federal Income
Tax
footnote appear to include duplicate disclosure (paragraphs 6 and
7
are the same as paragraphs 8 and 9).  Please revise as necessary.

E. Revenue Recognition, page F-7
21. Please revise your disclosure to specifically state when interest income is recognized in your financial statements.

F. Distributions, page F-7
22. Please revise your disclosure regarding distributions to reflect the discussion regarding the distributions on page 28 of the filing.

Part II
Exhibit 4.1, Depository Trust Agreement
23. Revise to provide a Statement of Purpose for the trust as well as a section for the duties and powers of the Trust.

Exhibits 5.1 and 8.1
24. Revise to file completed opinions in a pre-effective amendment.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Margaret Fitzgerald (202) 551-3556 or Don Walker at (202) 551-
3490.  All other questions may be directed to Michael Clampitt at
(202) 551-3434 or to me at (202) 551-3419.

						Sincerely,

						Christian N. Windsor
						Special Counsel


Cc: Patrick Daugherty, Esq.
      Foley & Lardner LLP
      One Detroit Center
      500 Woodard Ave., Suite 2700
      Detroit, MI 48226-3489




Mr. Carl G. Verboncoeur
Rydex Investments
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